SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 AMENDMENT NO. 7

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          HEALTHCARE TECHNOLOGIES LTD.
                                (Name of issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.04 PER SHARE
                         (Title of Class of Securities)

                                   M 5296L 135
                                 (CUSIP Number)

                                  GARETH KEENE
                              GAMIDA FOR LIFE B.V.
                             P.O. BOX 87459, 1080 JL
                             AMSTERDAM, NETHERLANDS
                               TEL 31-20-540-8989
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                NOVEMBER 29, 2006
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

     The, information required on the remainder of this cover page shall not be deemed to, be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  M5296L 135

--------------------------------------------------------------------------------
1.   Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person

     GAMIDA FOR LIFE B.V.

     I.R.S. Employer Identification No.: Not Applicable.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of Fund. (See Instructions):
     -
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:
     The Netherlands.
--------------------------------------------------------------------------------
                   7.   Sole Voting Power:
                        4,819,761 Shares
                   -------------------------------------------------------------
 Number of         8.   Shared Voting Power:
  Shares;               None
Benefically        -------------------------------------------------------------
 Owned by          9.   Sole Dispositive Power:
                        766,761 Shares
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power:
                        4,053,000 Shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person :
     4,819,761 Shares.
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see
     instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):
     62.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):
     CO.
--------------------------------------------------------------------------------


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


Item 1. SECURITY AND ISSUER

     Ordinary Shares, par value NIS 0.04 per share (the "Ordinary Shares") of Healthcare Technologies Ltd. ("Healthcare" or the "Issuer") 32 Shaham Street, Petach Tikva, Israel 49170.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This statement is filed by Gamida for Life B.V., a Netherlands corporation ("Gamida B.V")

     (b) The business address of Gamida B.V. is P.O. Box 87459, 1080 JL, Amsterdam, Netherlands

     (c) Gamida B.V, is a private company. The Managing Directors of Gamida B.V. are Hella Kropf, Gareth Keene, Colin Longhurst and Annelies Majoie. Mr. Daniel Kropf is the controlling shareholder of the parent Company of Gamida B.V.

     (d) None of the persons referred to in Paragraph (a) and (c) above, has during the last five years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

     (e) None of the persons referred to in Paragraphs (a) and (c) above, has during the last five years, been a party to a civil proceeding of a judicial or administration body of competent Jurisdiction and as a result of such proceedings was or is subject to a judgment decree of final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of the Gamida B.V. managing directors is as follows: H. Kopf - Italian; G. Keene - British; C. Longhurst - British; A. Majoie - Dutch.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

     Gamida B.V. has sold an aggregate of 108,642 Ordinary Shares in order to provide funds for Gamida B.V.'s other activities. Gamida B.V. may make further purchases or sales of the Ordinary Shares from time to time and may dispose of any or all of the Ordinary Shares owned by it at any time.


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


     On November 29, 2006 - the Issuer announced that it has signed a non-binding Letter of Intent with NexGen Biofuels, Inc., and Gamida B.V. with respect to a proposed transaction includes, which (i) the transfer to the Issuer of NexGen's assets relating to the construction, ownership and operation of ethanol and bio-diesel manufacturing facilities on land under option in the United States in consideration for a controlling stake in the Issuer and (ii) the purchase of the Issuer's holdings in its subsidiaries by Gamida B.V. in consideration for all of Gamida's shares in the Issuer.

     The Letter of Intent further contemplates that the number of shares to be issued in consideration for NexGen's assets shall be based on the valuation of the assets to be provided by a recognized valuation firm.

     Closing of the transaction is subject to the negotiation and execution of definitive agreements, the completion of due diligence, the receipt of the necessary corporate, regulatory and third party approvals, including the Issuer's shareholders and the approval of an Israeli District Court. No assurance can be given that a definitive agreement will be signed or that the transaction will close.

     Except as set forth above in this Item 4, Gamida B.V. does not have any present plans or proposals, which would relate to or result in any of the events or actions described in sub-paragraphs (a) through (j) of Item 4 of Schedule 13D. Nothing set forth above should be interpreted to preclude Gamida B.V. from making any plans or proposals, which would relate or result in any of the events or actions describe in sub-paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b). The number of Ordinary Shares of the Issuer held by Gamida B.V. and by each person named in response to Item 2 as of the date hereof are as follows:

                              AGGREGATE NUMBER           PERCENTAGE OF
NAME                           OF SHARES OWNED           OUTSTANDING (1)
----                           ---------------           ---------------

Gamida for life B.V.            4,819,761 (2)                62.0%

----------

(1) Based on 7,722,832 Ordinary Shares outstanding as of November 30, 2006.

(2) 4,053,000 shares of Gamida B.V.'s holdings in the Issuer have been pledged to Bank Leumi Le'Israel Ltd as security for a loan advanced to Gamida B.V. by the Bank. So long as the Bank does not demand immediate payment of the loan (which may occur upon the occurrence of an event of default), Gamida B.V. shall be entitled to exercise the voting rights pertaining to the pledged shares for any purpose not inconsistent with the terms of the pledge. However, as a shareholder, Gamida B.V. is required, to oppose certain resolutions, such as, but not limited to, resolutions that might result in the dilution of Gamida B.V.'s holdings in the issuer, or result in the reduction in the value of the pledged shares or harm the rights of the Bank under the pledge, except where the Bank has given its prior written consent. Upon the occurrence of a default, the Bank has the right to dispose of the shares, subject to complying with the terms of the pledge agreement.


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


     (c) During the 60 days preceding the data of this Statement, Gamida B.V. made the following sales of Ordinary Shares of the Issuer:

DATE                          NUMBER SHARES    SALES PRICE
----                          -------------    -----------

November 29                       77,068          $3.14
November 30                       30,249          $2.25
                                   1,325          $2.75

     During the 60 days preceding the date of this Statement, Gamida B.V. did not engage in any transactions in the Ordinary Shares of the issuer, except as indicated in Item 3 of Amendment No. 7 to this Schedule 13D and as indicated in this Paragraph 5(c).

     (d) No person other than each respective record owner referred to herein of Ordinary Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Ordinary Shares.

     (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made to footnote 2 to Item 5(a) and (b) for details of a pledge of the Shares to Bank Leumi Le'Israel Ltd.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable


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


                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the Information set forth in this statement is true complete and correct.

                                                     GAMIDA FOR LIFE B.V.


                                                     By: /s/ Gareth Keene
                                                     --------------------
                                                     Gareth Keene
                                                     Managing Director

DATED: DECEMBER 7, 2006



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